March 19, 2008

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Duska Therapeutics, Inc.
Application for Withdrawal
Registration Statement on Form S-1
SEC File No. 333-149-796

Ladies and Gentlemen:

Duska Therapeutics, Inc. (“we” or the “Company”) hereby requests the withdrawal of the above-captioned Registration Statement on Form S-1, which was filed on March 19, 2008.

The Registration Statement should have been filed as a Pre-effective Amendment No. 1 on Form S-1 to filing on Form SB-2, and will be re-filed as such.

Please do not hesitate to contact me if you have any questions.

Sincerely,

Duska Therapeutics, Inc.

By:	/s/ Wayne R. Lorgus
Wayne R. Lorgus
Chief Financial Officer

TWO BALA PLAZA, SUITE 300, BALA CYNWYD, PENNSYLVANIA 19004
TEL. 610.660.6690, FAX 610.660.0966, www.duskatherapeutics.com